Tuesday, August 13, 2013

Kevin Woody, Accounting Branch Chief

Peter Mcphun

Jerard Gibson

Duc Dang

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

VIA EDGAR AND FEDERAL EXPRESS

Re:       Boston Investment and Development Corp.

Registration Statement on Form S-1

Filed June 10, 2013

File No. 333-189200

Dear Mr. Woody, Mr. Mcphun, Mr. Gibson, and Mr. Dang:

This letter is written on behalf of Boston Investment and Development Corp. (the “Company”), and responds to the letter of the Commission staff (the “Staff”) dated July 5, 2013 (the “Comment Letter”), with regard to the above-referenced Registration Statement on Form S-1 (the “Registration Statement” or “S-1”), SEC File No. 333-189200, and contains the Company’s responses to the Staff’s comments.

The Company has filed today an amendment to the Registration Statement (“Amendment No. 1”) to respond to the Staff’s comments and to provide additional information. A paper copy of Amendment No. 1, redlined to show changes to the original Registration Statement, has also been provided for your convenience.

For your convenience, the Company has reproduced the comments from the Staff in the order provided followed by the Company’s corresponding response. All references in the Company’s responses to pages and captioned sections in the Registration Statement are to Amendment No. 1. Capitalized terms used in this letter and not otherwise defined herein have the meanings ascribed to them in Amendment No. 1.

General

1.	We note you are registering the resale of all of your outstanding securities, which were recently issued. Please consider the facts and circumstances surrounding those issuances and explain your basis for relying on Rule 415(a)(1)(i) of Regulation C and concluding that this transaction is not being conducted by or on behalf of the issuer. Refer to Compliance and Disclosure Interpretations, Securities Act Rules, Question 612.09.

Response to Comment No. 1

The Company respectfully submits that the offering by the Selling Stockholders of the Company’s shares is appropriately characterized as a secondary offering that is eligible to be made on a shelf basis under Rule 415(a)(1)(i), for the following reasons:

The Selling Stockholders did not purchase from the Company with a view to, nor are they offering or selling for the Company in connection with, the distribution of any security. As discussed in the Registration Statement, most of the Selling Stockholders are individuals and entities that have had a long-term business and personal relationship with Mr. Trabelsi, the founder and a significant shareholder of the Company. However, we are unaware of any present intention, or any intention at the time the shares of the Company’s common stock were issued to the Selling Stockholders, to acquire the securities with a view to distribution of the securities.

Each Selling Stockholder entered into a Common Stock Purchase Agreement (the “Purchase Agreement”), pursuant to which each Selling Stockholder made certain representations and warranties to the Company. One such representation and warranty was that they were acquiring the shares for investment purposes, and not for resale:

“Purchaser represents that it is acquiring the Shares for its own account and for investment purposes and not on behalf of any other person or entity or for or with a view to resale or distribution.”

Additionally, each Selling Stockholder represented that that it was the sole and true party in interest, and no other person or entity had or would have upon the issuance of the Shares any beneficial ownership interest in the Shares or any portion of the Shares, whether direct or indirect. Further, in the Purchase Agreement, each Selling Stockholder acknowledged specifically that the shares purchased were restricted securities, and that no re-sales were possible other than in compliance with the securities laws. No registration rights were granted to any Selling Stockholder, and there were no agreements between the Company and any Selling Stockholder that registration would be offered.

Management believes that under the tests set forth in Compliance and Disclosure Interpretation 612.09 (Securities Act Rules) (“Section 612.09”), the offering should be viewed as a valid secondary offering by the Selling Stockholders, and not as an indirect primary offering. Section 612.09 states: “The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds.

Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.”

The Company addresses each of these factors below.

The length of time the Selling Stockholders have held the shares. Although the Selling Stockholders received their shares relatively recently, they have held the shares continuously since such time. Additionally, based on Section 612.09, the length of time the securities have been held is only one factor to consider when determining whether a transaction is appropriately characterized as a secondary offering. We respectfully believe that the remaining factors set forth below support our conclusion that the offering is appropriately characterized as a secondary offering.

The circumstances under which the Selling Stockholders received the shares. As noted above, each Selling Stockholder purchased his or her shares pursuant to the Purchase Agreement in a private placement transaction. In the Purchase Agreement, each Selling Stockholder represented and warranted that he or she was purchasing the shares for investment purposes, and not with a view to resell the shares. No registration rights were granted, and there were no agreements with any Selling Stockholder that the re-sales of the shares would be registered pursuant to a registration statement. The disclosures in Registration Statement relating to the Selling Stockholders has been revised to clarify and describe the Purchase Agreement and the representations and warranties made by the Selling Stockholders.

Additionally, each of the Selling Stockholders entered into an agreement with the Company directly, and as such, the Selling Stockholders were at market risk beginning at such time and the transaction was “complete” as that term is used by the Staff in connection with its guidance on PIPE transactions. All of the Selling Stockholders continue to bear the full risk of ownership in the Company through their investment in the shares.

We also note that this is not a circumstance where a company is trying to register shares on a secondary basis using a registration statement on Form S-3 where the company is not itself eligible to register shares on a primary basis using that form. The Company is registering the offering on Form S-1 with its extensive requirements for disclosure.

The relationship of the Selling Stockholders to the Company. Other than the Mazzal Trust, of which Mazzal Ilooz is the primary Trustee, and Mr. Trabelsi, who is the founder and an officer and director of the Company, none of the Selling Stockholders is affiliated with the Company or any affiliate of the Company. As noted above, the agreements with the Selling Stockholders for the issuance of their shares of the Company’s common stock were negotiated at arms’ length.

The amount of shares involved. The Company has agreed to revise the number of shares included in the Registration Statement. The Company has reduced the number of shares registered for the Mazzal Trust from 1,500,000 to 500,000, and has reduced the number of shares registered for

Mr. Trabelsi from 478,000 to 100,000. As such, the Registration Statement now registers the resale of only 622,000 of the Company’s total issued and outstanding shares, approximately 31% of the total. We note that the Staff has permitted offerings to be characterized as secondary offerings in cases where a significantly larger percentage of a company’s outstanding common stock is registered for resale.

The Company has also revised the Registration Statement to point out that both the Mazzal Trust and Mr. Trabelsi have entered into Lock-up Agreements with the Company. Pursuant to these lock-up agreements, which apply to the shares registered in the registration statement, the Mazzal Trust and Mr. Trabelsi agreed to sell only limited amounts of their shares covered by the Registration Statement (8,500 per month for Mr. Trabelsi, and 42,000 per month for the Mazzal Trust). These agreements take effect upon effectiveness of the registration statement, and last for a period of one year. Additionally, the liquidity of the Company’s common stock is extremely limited, which will further limit the abilities of the Mazzal Trust and Mr. Trabelsi to sell large amounts of shares into the market, providing further protection to the other Selling Stockholders and the market in general.

Whether the Selling Stockholders are in the business of underwriting securities. We understand that none of the Selling Stockholders are in the business of underwriting securities, nor are they otherwise engaged in the business of buying and selling securities for their own account or effecting transactions in securities for the account of others. All of the Selling Stockholders are individuals and entities who have had business or personal relationships with Mr. Trabelsi for years and who are known to the Company. However, as noted, we are unaware of any Selling Stockholder who is in the business of underwriting securities.

Whether under all the circumstances it appears that the Selling Stockholders are acting as a conduit for the Company. As described above, the Selling Stockholders received their shares in connection with a bona fide private placement transaction at arms’ length. All proceeds from the sale of the securities will be retained by the Selling Stockholders rather than being remitted to the Company. Furthermore, in the Purchase Agreements with the Company, the Selling Stockholders all represented that they were acquiring the shares for their own account for investment and not with a view to, or for sale in connection with, any subsequent distribution of the securities. This is further evidence that they did not acquire the securities with a view to distribution.

In addition, as a practical matter, the liquidity of the Company’s common stock is extremely limited. The Selling Stockholders were aware of this fact prior to their investment, suggesting that they acquired the shares with the intention of holding the majority of them for an extended period of time.

In light of the above reasoning, pursuant to the tests set forth in Section 612.09, Management respectfully suggests that the offering by the Selling Stockholders should be characterized as a secondary offering, rather than an indirect primary offering conducted by the Selling Stockholders on behalf of, or for the account of, the Company.

Additionally, the Company respectfully submits that the Selling Stockholders should not be deemed to be “underwriters” pursuant to Section 2(a)(11) of the Securities Act, and that the offering be viewed as an offering “by or on behalf of a person or persons other than the registrant” under Rule 415(a)(1).

2.	Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

Response to Comment No. 2

The Company will provide supplementally with the paper version of this response letter copies of the graphics and maps that the Company will provide and use in connection with the Prospectus.

3.	Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement, including, but not limited to, market research data detailing growth trends of the Massachusetts housing market. Please also highlight the specific portions that you are relying upon so that we can reference them easily. In addition, please confirm to us that any third party data included in the registration statement was not prepared for or commissioned by the registrant or its affiliates.

Response to Comment No. 3

The Company has revised and augmented its disclosures to indicate the sources for quantitative and qualitative discussions of business and industry data, and specifically relating to the Massachusetts housing market. The Company will provide printed copies of the materials to the Staff with the paper copies of this response letter. By way of further information, the Company did not commission any of the sources cited in the Registration Statement, and none of them were prepared for the Company or its use. All of the information was publicly available on the Internet.

4.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response to Comment No. 4

Presently, the Company has no plans to provide any other written communications, as defined in Rule 405 under the Securities Act, to potential investors other than the registration statement and prospectus in compliance with the prospectus delivery requirements. Additionally, the Company is unaware of any research reports about the Company. At present, to the Company’s knowledge, there are no brokers or dealers that will participate in the offering.

Prospectus Cover Page

5.	Please revise to highlight your cross reference to the risk factors section. Please refer to Item 501 (b)(5) of Regulation S-K.

Response to Comment No. 5

The Company has highlighted the cross reference, which was in its own paragraph, in bold.

Prospectus Summary

Boston Investment and Development Corporation, page 1

6.	Please revise to briefly explain how you characterize "multi-family home developments," For instance, do you plan to develop condominiums in addition to townhouses? Please also revise to discuss more specifically the regions within the State of Massachusetts that you intend to target.

Response to Comment No. 6

The Company has revised the Registration Statement to clarify its use of multi-family home developments, and to indicate that it plans to target such developments initially around the city of Boston.

Risk Factors

Because we lack an operating history…. page 3

7.	Revise to discuss more specifically how your lack of operating history impacts the development of the multi-family properties that you intend to manufacture.

Response to Comment No. 7

The Company has removed the risk factor because in Management’s opinion, the Company’s lack of operating history should not be a material risk to the Company’s ability to develop multi-family properties, due to the experience and background of the Company’s officers.

The relative lack of public company experience..., page 4

8.	Revise the risk factor header to make clear, if true, that management does not have any public company experience.

Response to Comment No. 8

The Company has revised the risk factor header as requested.

Use of Proceeds, page 12

9.	We note that you will not receive any proceeds from the resale of the common stock. Please clarify why in the third to last paragraph on page 1 you state that if you cannot raise enough funds through this offering your business will be seriously curtained. Also, please clarify why you state in the third paragraph on page 22 that the money raised in this offering will last six month and in the fifth paragraph on the same page you state that the amount of funds from this offering that will allow you to implement your business plan is approximately $800,000.

Response to Comment No. 9

The Company has removed the language relating to any proceeds from the offering going to the Company, both on page 1 and on page 22. The Company has clarified that it will need to raise funds, either through private offerings or otherwise, to be able to implement its business plan, but has clarified and restated that it will not receive proceeds from the offering by the Selling Stockholders.

Selling Shareholders, page 13

10.	We note your assertion that no selling shareholder is "to your knowledge" affiliated with a broker dealer. Please revise to clarify if the selling shareholders have made any representations to you regarding broker dealer affiliations.

Response to Comment No. 10

None of the Selling Stockholders has made any representations to the Company of any affiliations with brokers or dealers, and the Company has revised the Registration Statement to indicate this.

Description of Business

Multi-family Construction Industry, page 18

11.	Please expand, in this section, to explain in more detail how trends identified with respect to the Massachusetts housing market generally translates to multi-family demand.

Response to Comment No. 11

As noted above, the Company has revised its disclosures to indicate the sources for quantitative and qualitative discussions of business and industry data, and specifically relating to the Massachusetts housing market. Specifically, the Company has cited information from the Massachusetts Executive Office of Housing and Economic Development relating to the multi-family housing market in Massachusetts, as well as other information relating to the Company’s prospects.

12.	We note your plans for the land tract you currently own. Please revise here to more fully describe the investment guidelines or criteria, if any, utilized by management to identify and assess any other real property assets you intend to acquire as well as your future development plans. Please also briefly describe the additional risk that the company many face resulting from your strategy, if any.

Response to Comment No. 12

The Company has revised the Registration Statement to include the following additional information:

Management anticipates that the Company’s next purchase will be an approved subdivision but not yet started, although as of the date of this Registration Statement, the Company had not identified any specific parcel for purchase. Management is aware of several subdivisions within 30-40 minutes travel around the greater Boston area.

Description of Property. page 19

13.	You disclose that you acquired the "land and all buildings thereon known as 171 Hart St., Taunton MA 02780." Please revise to provide additional details regarding the property and confirm if there are any buildings on your property.

Response to Comment No. 13

The Company has revised the Registration Statement to include the following additional information:

As of the date of this Registration Statement, the Property sub-division has all the underground utilities installed, and one main road paved. Additionally, as of the date of this Registration Statement, one building with two units had been completed, and approximately 47 more units remained to be built in Phase 1 of the development. For Phase 2, management anticipates that an additional 50 units will be in the future.

Financing Strategy. page 20

14.	Please revise to explain how you estimated the construction costs identified in this section.

The Company has revised the Registration Statement to include the following additional information about the construction costs:

Management anticipates that each unit will be approximately 1500 ft.², and that the Company’s building cost is roughly $100 for each square foot, for a total of $150,000 costs to build each unit. Additionally, the costs associated with the land are approximately $32,000 for each lot. Also, Management anticipates approximately $18,000 in commissions and soft costs for an approximate total cost of $200,000 to complete each unit.

Response to Comment No. 14

15.	Please also clarify whether the $3,000,000 per phase of construction is total revenue or gross margin. Please expand your disclosure to show how the amount was calculated.

Response to Comment No. 15

The Company revised the Registration Statement to clarify that the $3,000,000 per phase was a gross profit estimate, as follows:

However, assuming that the Company will be able to construct the town homes for the approximately $180,000-$200,000 per town home, and sell all 47 units per Phase at approximately $250,000 per town home, and assuming that the Company is able to sell all of the town homes, the Company could realize estimated gross profits of approximately $3,000,000 per phase for each of the two planned phases of construction, although there can be no guarantee that the Company will be able to realize these levels of revenue on the anticipated schedule, if at all.

The calculations are as follows:

47 units X $250,000 per unit = $11,750,000 per phase in total purchase price.

47 units x 180,000 per unit (cost to build) = $8,940,000 per phase in total costs

$11,750,000 - $8,940,000 = $3,290,000 in gross profit per phase.

Management's Discussion and Analysis or Plan of Operation, page 23

Plan of Operation, page 23

16.	Please revise here and in the business section to provide the information requested by Items 101(a)(2) and 303 of Regulation S-K by disclosing your specific plan of operation, including detailed milestones, the anticipated time frame for beginning and completing each milestone, and the categories of expenditures for the tract development. Please discuss the likely alternatives for satisfying your capital needs, in light of your discussion in the risk factors section of the relative unavailability of third-party financing for multifamily dwelling purchases.

Response to Comment No. 16

The Company has revised the MD&A section and the Business section to discuss the specifics of the Company’s planned operations, including capital needed to commence construction, the number of units that management anticipates will be constructed in each of the first three years of operation, and anticipated costs of construction.

Background of Directors, Executive Officers, page 24

17.	Please describe in more detail Mr. Trabelsi's business experience in the last five years, focusing in particular on the nature of Mr. Trabelsi's real estate-related services through his building company. Please also briefly describe the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Trabelsi should serve as a director. Please also clarify whether Mr. Ilooz or Mr. Trabelsi serves as your secretary. We note conflicting disclosure on pages 21 and 22 regarding the same. Please include parallel disclosure for your remaining officers and directors.

Response to Comment No. 17

The Company has revised the registration statement to provide additional details regarding the background and experience of Mr. Trabelsi, Ms. Ilooz, and Mr. Fisher. The Company has also corrected the disclosures relating to Ms. Ilooz’s service as the Company Secretary, rather than Mr. Trabelsi.

Corporate Governance, page 26

18.	Please reconcile your disclosure in this section regarding the number of directors and officers you currently possess with your disclosure in the preceding section.

Response to Comment No. 18

The Company has revised the registration statement to clarify that the Company has three officers and two directors.

Certain Relationships and Related Transactions, page 28

19.	Please revise to identify your promoter(s) and discuss the related transactions with such person(s), if any. Please refer to Item 404(c) of Regulation S-K.

Response to Comment No. 19

Mr. Trabelsi was the founder of the Company, and the Company has revised the Registration Statement to indicate that he was the Founder. There were no other founders or others who meet the definition of “promoter” for whom disclosure would be required.

Financial Statements, page F-l

General

20.	We note that that all your operations are primarily in the State of Massachusetts. Given that your registered independent public accounting firm is located in Israel, please tell us how they gain access to your books and records and tell us what controls are in place to ensure that all relevant information necessary to complete the audit is provided to them. Additionally, please tell us whether you plan to have foreign operation in Israel.

Response to Comment No. 20

In connection with the audit of the Company by the auditors, Mr. Trabelsi provided all relevant and necessary financial information via email to the auditors for their review and use in the audit process. In light of the early stage of the Company’s development, Management believes that the process was sufficient, and the auditors were able to complete their audit based on the information provided. Management intends to adopt additional financial controls and procedures to ensure that all relevant information is communicated to the Company’s auditors

Additionally, Management is reviewing the possibility of conducting foreign operations in Israel, but as of the date of the Registration Statement, the Company had no definite plans, and had taken no definitive steps to begin operations in Israel.

Statement of Stockholders' Equity, page F-5

21.	Please tell us why you have presented common stock issued for the acquisition of the Taunton, MA property as outstanding as of March 31, 2013 given that this transaction did not close until May 29, 2013. Please cite relevant accounting literature relied upon.

Response to Comment No. 21

Shares were issued and outstanding by directors’ resolution as of March 13, 2013, for the acquisition of the Taunton, MA, property. The acquired property is non-commercial property, classified as “land for development” and has no past reportable business revenue or expenses.

We accounted for the acquisition of the property as an Equity-based payment according to ASC 505-50, and because there was uncertainty whether the property would be transferred at the time we completed the audit, we took a conservative approach and presented the land as a contra-equity.

Notes to Financial Statements, page F-7

Note 10 - Subsequent Event, page F-II

22.	Given the acquisition of the Taunton, MA property on May 29, 2013, please tell us why you did not provide financial statements in compliance with Rule 3-14 of Regulation S-X for this property or pro forma financial statements showing the effects this transaction will have on the registrant.

Response to Comment No. 22

We have attached the pro-forma financial information showing the effect of the transaction in accordance with Rule 3-14. The property is not a commercial property and there is no statement of revenue and expenses for the property. The pro-forma financial information will be provided supplementally with the paper copies of this response letter.

Part II. Information Not Required In Prospectus

Item 15. Recent Sales of Unregistered Securities, page ii

23.	Please provide the disclosure requested by Item 701(c) of Regulation S-K. Regarding the sales to the 44 individuals, please clarify if all the purchasers were sophisticated.

Response to Comment No. 23

The Company has revised the Part II disclosures to include the information required by Item 701(c) and to disclose the representations and warranties made by each Selling Stockholder in connection with his or her purchase of the shares as to his or her sophistication.

Item 16. Exhibits and Financial Statement Schedules, page ii

24.	Please provide a draft copy of your legal opinion if you are not in a position to file such opinion with your amendment. Note that the draft opinion should be filed as EDGAR correspondence.

Response to Comment No. 24

Counsel for the Company has provided a draft of the Exhibit 5 legal opinion. The final, executed version will be filed with a future amendment.

Exhibit 10.1

25.	Please file this agreement as an executed agreement.

Response to Comment No. 25

The Company has filed the agreement as an executed agreement.

The Company understands that the Staff may have additional comments after receiving Amendment No. 1 and this letter. The Company also acknowledges that requests for acceleration of the effective date of the Registration Statement must be submitted at least two business days in advance of the requested effective date and must include the following acknowledgement (from the Company, and not through counsel):

-	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
-	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
-	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Harold Fisher, Chairman of the Company, or Park Lloyd, counsel to the Company, at (801) 415-3000, if you have any additional questions or wish to discuss any matters with respect to this letter or Amendment No. 1.

Very truly yours,

Boston Investment and Development Corp.

By: /s/ Harold Fisher

Name: Harold Fisher

Title: Chairman

Boston investment and development Corp.
675 VFW Parkway suite 189
Chestnut Hill, MA 02467
www.biadc.com

main : 800 -488-2760
Fax : 800-480-1787